Hogan Lovells US LLP 1735 Market Street, Floor 23 Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

May 21, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Christine Torney
        Daniel Gordon
        Daniel Crawford
Joe McCann

Re:     Salarius Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 17, 2025
File No. 333-284368

Dear Ms. Torney and Messrs. Gordon, Crawford and McCann:

On behalf of Salarius Pharmaceuticals, Inc. (the “Company”), this letter is in response to your letter dated May 1, 2025, to the Company, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-284368) (“Form S-1”), filed with the Securities and Exchange Commission (the “Commission”) on April 17, 2025. The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The headings and numbered paragraphs of this letter correspond to the heading and paragraph numbers contained in the comment letter and, to facilitate your review, we have reproduced the text of the comments in italics below.
Prospectus Summary
Description of Decoy’s Business and the Combined Company’s Proposed Business, page 8
1.Please revise page 9 where you disclose that “Decoy announced that these antiviral drug candidates previously designed by its IMP3ACT™ platform to be broadly effective against viruses of the paramyxoviridae family” to disclose these results were “based on molecular dynamics modeling” as you disclose on page 109; summarize the results from the molecular dynamics model supporting your conclusions; and disclose that similar results may not be replicable in in vitro studies, in vivo studies and clinical trials. Revise the disclosure on page 109 to disclose in further detail the design and results of the molecular dynamics model supporting your conclusions.
Response: In response to the Staff’s comment, the Company has revised the disclosure starting on page 9 of Amendment No. 2 to (i) disclose that Decoy’s recently released results showing promising in silico activity against measles and Nipah viruses were based on molecular dynamics modeling, (ii) summarize the results from the molecular dynamics model supporting Decoy’s conclusions and (iii) disclose that similar results may not be replicable in in vitro studies, in vivo studies and clinical trials. In addition, the Company has revised the disclosure on page 112 of Amendment No. 2 to disclose in further detail the design and results of the molecular dynamics model supporting Decoy’s conclusions.
Use of Proceeds, page 63
2.We note your response to prior comment 4 and reissue the comment in part. Please revise to describe briefly the activities you intend to conduct to support the filing of an initial new drug application for Decoy’s pan-Coronavirus fusion inhibitor program in COVID-19.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 2 to describe briefly the activities the combined company intends to conduct to support the filing of an initial new drug application for Decoy’s pan-Coronavirus fusion inhibitor program in COVID-19.

Decoy’s Business
Decoy’s Drug Development Programs, page 82
3.Please revise your pipeline table on page 82 to disclose you are developing SP-2577 as a combination therapy with azacytidine.
Response: In response to the Staff’s comment, the Company has revised the pipeline table on page 85 of Amendment No. 2 to disclose that the combined company intends to develop SP-2577 as a combination therapy with azacytidine.

Grant Agreements, page 86
4.We note your response to prior comment 7 and reissue the comment in part. Please revise to disclose the termination provisions of the Gates Grant Agreement and the letter agreements with JJI.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 2 to disclose the termination provisions of the Gates Grant Agreement and the letter agreements with JJI.

Underwriting, page 185
5.We note your disclosure that the financing will close concurrently with the Merger Closing. With a view to disclosure, please tell us whether Decoy will be a signatory to the Underwriting Agreement. If it will not be a signatory, then explain to us whether the underwriters will conduct a due diligence evaluation with respect to Decoy that is commensurate with the evaluation that would be conducted if Decoy were a registrant conducting a firm-commitment IPO. Explain any material differences in the diligence, as applicable.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff and has revised the disclosure on page 191 of Amendment No. 2 to disclose that Decoy will not be a signatory the Underwriting Agreement. However, the underwriters will conduct a due diligence evaluation with respect to Decoy that is commensurate with the evaluation that would be conducted if Decoy were a registrant conducting a firm-commitment IPO. There are no material differences in the diligence evaluation than if Decoy were a registrant conducting a firm-commitment IPO.

Unaudited Pro Forma Consolidated Combined Balance Sheet, page 194
6.Please revise the column heading for the adjustment as Note 5 to correspond to where the adjustments are located in the notes.
Response: In response to the Staff’s comment, the Company has revised the column heading on page 200 of Amendment No. 2 for the adjustment as Note 5 to correspond to where the adjustments are located in the notes.

Unaudited Pro Forma Consolidated Combined Financial Information
Notes to the Unaudited Pro Forma Consolidated Combined Financial Information
5. Pro Forma Adjustments, page 199
7.With regards to adjustment (a), please address the following:
a.Explain what the $6.1 million in net proceeds is net of, as disclosures also state the Qualified Financing is offset by $1.1 million in costs associated with the Qualified Financing. It’s not clear if the $6.1 million is the gross proceeds or the net proceeds considering $6 million is also in parentheses after Qualified Financing.
b.Revise disclosures to clearly explain how the adjustment of $5,743 million on the Unaudited Pro Forma Consolidated Combined Balance Sheet for line item Cash and Cash Equivalents is calculated. Add relative quantitative values to the discussion that sum to the adjustment amount.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 206 of Amendment No. 2 to the corresponding adjustment pertaining to the Unaudited Pro Forma Consolidated Combined Balance Sheet as of March 31, 2025 to (i) explain the $6,000k of gross proceeds of the Qualified Financing is net of $1,064k in financing fees, (ii) include revised disclosures to clearly explain how the other adjustments comprising the increase of $6,642k on the Unaudited Pro Forma Consolidated Combined Balance Sheet for line item Cash and Cash Equivalents is calculated, and (iii) add relative quantitative values in tabular format to the disclosure that sum to the adjustment amount.
8.With regards to adjustment (b), please revise disclosures to clearly explain how the adjustment of $2,369 million on the Unaudited Pro Forma Consolidated Combined Balance Sheet for line item Cash and Cash Equivalents is calculated. Add relative quantitative values to the discussion that sum to the adjustment amount.
Response: In response to the Staff’s comment, the Company has revised the disclosures on page 207 of Amendment No. 2 to the corresponding adjustment pertaining to the Unaudited Pro Forma Consolidated Combined Balance Sheet as of March 31, 2025 to (i) clearly explain how the adjustment of $2,044k on the Unaudited Pro Forma Consolidated Combined Balance Sheet for line item Cash and Cash Equivalents is calculated, and (ii) add relative quantitative values in tabular format to the discussion that sum to the adjustment amount.
9.With regards to adjustments (e), (f), and (g) to line item Additional Paid-in-Capital in the amount of $60,557 million, please revise disclosures in the note to clearly explain how the adjustment was calculated. Add relative quantitative values to the discussion that sum to the adjustment amount.
Response: In response to the Staff’s comment, the Company has revised the Unaudited Pro Forma Consolidated Combined Balance Sheet as of March 31, 2025 on page 200 and the disclosures on pages 207 and 208 of Amendment No. 2 to (i) clearly indicate a single reference to the $58,251k adjustment to Additional Paid-in Capital with multiple components comprising that adjustment, and (ii) add relative quantitative values in tabular format to the discussion that sum to the adjustment amount.
10.With regards to adjustment (h), there is not a reference to this adjustment on the Unaudited Pro Forma Consolidated Combined Balance Sheet. Consider adding (h) to the Transaction Accounting Adjustments column, at line item Total Stockholders’ Equity (Deficit) as the total adjustment for Stockholders’ Equity from the table at page 201 is the total of the Financing adjustments and Transaction adjustments for this line item.
Response: In response to the Staff’s comment, the Company has revised the Unaudited Pro Forma Consolidated Combined Balance Sheet as of March 31, 2025 on page 200 and the disclosures on pages 207 and 208 of Amendment No. 2 to (i) clearly indicate a single reference to the adjustments to each component of Stockholders’ Equity with multiple components comprising each adjustment and (ii) add relative quantitative values in tabular format to the discussion that sum to the adjustment amount for each component of Stockholders’ Equity.

General
11.We note that your Form 8-K filed on April 25, 2025 indicates you are not in compliance with Nasdaq’s minimum bid price requirement of $1.00 per share. We also note that your disclosure on page 166 appears to indicate that this financing will be priced at less than $1.00 per share. We further note your disclosure on page 35 indicates that you are not eligible for any compliance period to address a minimum bid price deficiency and that you could be delisted from Nasdaq as early as May 2025. Accordingly, describe the plan you intend to present to the Nasdaq Hearings Panel “to regain compliance with the Minimum Bid Price Requirement and the Equity Standard in connection with the Company’s planned merger transaction with Decoy Therapeutics Inc.” and explain whether there is a material risk that you could be delisted immediately following the closings of the financing and the Merger regardless of your ability to execute upon your plan.
Response: In response to the Staff’s comment, the Company respectively advises the Staff that, in accordance with the written delisting notice from The Nasdaq Stock Market LLC (“Nasdaq”) received on April 23, 2025 (the “Notice”), the Company appealed the delisting determination prior to the April 30, 2025 deadline, and a hearing before the Nasdaq Hearings Panel (the “Hearings Panel”) has been scheduled for June 3, 2025. The Company has engaged an external consultant to assist with the Nasdaq appeal process. At the appeal before the Hearings Panel, the Company intends to present its plans to regain compliance with the Minimum Bid Price Requirement, including the implementation of a reverse stock split (shareholder approval to be sought at an upcoming special meeting of stockholders), and the Equity Standard in connection with the Company’s planned merger transaction with Decoy (as well as future draw-downs from its equity line of credit with C/M Capital Master Fund L.P. following the lifting of the stockholder approval cap of 19.9% under Nasdaq Listing Rule 5635(a) and 5635(d) at the special meeting of stockholders). However, there are no assurances a favorable decision from the Hearings Panel will be obtained or that the Company’s securities will remain listed on The Nasdaq Capital Market following the consummation of the offering. In response to the Staff’s comment, the Company has revised the disclosures on pages 13 and 38 of Amendment No. 2 to disclose the Company's plans with respect to the Nasdaq appeal and delisting risk associated therewith.

12.We note your revised disclosure in response to prior comment 2. Please tell us why the combined company is delaying the initial listing application until after the Merger has closed. As applicable, tell us whether the timing of this application is dictated by Nasdaq’s rules.
Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 8, 10-11, 28-29 and 140 of Amendment No. 2 to clarify that the Company intends to commence the Nasdaq initial listing process prior to the consummation of the offering and the Merger Closing. The Company has also added disclosure starting on page 10 of Amendment No. 2 to note that Nasdaq’s January 17, 2025 letter recommended that the Company submit the initial listing application at least eight weeks in advance of the date on which the Company would request Nasdaq’s initial listing application determination, and noted that the combined company would be required to complete the initial listing process prior to the Company’s stockholder meeting to seek approval for the issuance of 20% or more of the Company’s pre-transaction shares outstanding.

Salarius respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (267) 675-4642. We thank you in advance for your attention to the above.

Sincerely,

/s/ Stephen M. Nicolai
Stephen M. Nicolai

cc:     Mark Rosenblum Chief Financial Officer, Salarius Pharmaceuticals, Inc.